Exhibit 5.1

[LETTERHEAD OF DIAZ-VERSON CAPITAL INVESTMENTS, L.L.C.]

VIA FACSIMILE AND U.S. CERTIFIED MAIL

March 30, 2005

Raymond Yu, President
Aura Systems, Inc.
2335 Alaska Ave.
El Segundo, CA 90245

To the Board of Directors of Aura Systems, Inc. (“Aura”):

With the writing of this letter I resign effective immediately from the Board of Directors of Aura (the “Board”) and voice my disapproval of recent actions taken by some of this Board’s members.

On May 28, 2004, this Board approved and ratified an agreement for the purchase and sale of Aura’s properties located at 2335 Alaska Avenue and 2330 Utah Avenue in El Segundo, CA 90245, to David Maimon and Yair Ben-Moshe (“Agreement”). Based on the then-available information, I was among the Directors who voted in May 2004 to make Aura a party to this Agreement. The Agreement was fair and attractive and perhaps even a necessary measure. The Board at that time believed in its collective judgment that the Agreement would maximize Aura’s value. However, recent circumstances and actions by some of this Board’s members and investors call into question the appropriateness of currently reviving and moving forward with the Agreement, which expired on February 28, 2005.

On and around September 15, 2004, in a series of transactions separate and apart from the execution of the Agreement, Messrs. Maimon and Ben-Moshe, and other investors, acquired shares from Aura, along with the rights to designate Directors on this Board, subject to the terms of twelve (12) enforceable promissory Notes (“Notes”), under which Messrs. Maimon and Ben-Moshe are currently in default. Messrs. Maimon and Ben-Moshe are delinquent under their Notes in the amount of $1.2 million, and will owe a total of $1.9 million if the aforementioned amount is not paid by April 12, 2005. Despite this ongoing breach, which under the terms of the Notes triggers—to be effective immediately and without notice—the resignation and removal from the Board of the defaulting party’s designees, David Maimon’s Director-designee, Adi Harari, remains on this Board, and controversy persists over whether Ben-Moshe’s Director-designee, Izhar Fernbach, was appropriately removed from this Board at a Special Meeting held on March 18, 2005. In light of the amounts currently owed Aura by Messrs. Maimon and Ben-Moshe, and the persistent presence of Messrs. Maimon and Ben-Moshe’s Director-designee’s on this Board—despite what I interpret to be a clear default of the Notes—the Agreement now smacks of self-dealing and is no longer in Aura’s best interest. It is my belief that Aura would be best served if this Board, as an alternative to selling Aura’s properties to Messrs. Maimon and Ben-Moshe at what I have been advised by President Raymond Yu is a below-market price, took action to collect both the outstanding principal and interest on these Notes to create capital for Aura in an effort to pay its creditors and employees.

On March 11, 2005, ignoring this apparent conflict of interests and state of affairs, the Chairman of this Board, Dr. Alfred Balister, unilaterally committed Aura to an extension of the Agreement (which had expired as of February 28, 2005) to March 31, 2005. Unlike the two prior extensions to the Agreement in November 2004 and in January 2005, both of which were approved by this Board pursuant to a formal meeting and vote on the issue, Chairman Balister’s unilateral extension lacked the appropriate stamp of approval from this Board that is required under Aura’s Bylaws. Although I was informally questioned by Chairman Balister on the issue, if given the chance in an appropriate forum, I would have voted against reviving and extending the Agreement. I had hoped to voice my opinion and vote on this important matter at an emergency Special Meeting called by President Raymond Yu to be held by telephone conference on March 28, 2005 at 4:30 p.m. PST. This meeting, however, failed to meet a quorum when two (3) members of the Board, Adi Harari, Alfred Balister, and Izhar Fernbach (who may or may not at this time actually be a Director), cited scheduling conflicts and deficient notice, even though they had previously agreed to confer at the stated time. Though the meeting has been postponed until April 5, after the supposed extended expiration date for the Agreement, I believe that Aura is not, and cannot, be bound by the terms of Chairman Balister’s extension, for which there was no authority. Nonetheless, this Board has done nothing to remedy or rectify this situation. And because I believe that this Board will not act within the current window of opportunity for rectifying the situation, I declare here in this resignation that, if I had been presented with the opportunity to vote on the issues currently dividing this Board, I would have voted against reviving and extending the Agreement (defunct as of February 28, 2005) and in favor of both the immediate resignation of Directors Izhar Fernbach and Adi Harari in accordance with the terms of the Notes and the enforcement of Messrs. Maimon and Ben-Moshe’s obligations under the Notes.

It is for the foregoing reasons—because I fear that the Chairman lacked authority to bind Aura to an extension to the Agreement, because I believe this Board will not rectify this problem in a timely fashion, because I feel that certain Directors and investors in Aura are engaging in self-dealing in violation of both their contractual duties and fiduciary obligations to this company, and because I believe the dynamic and proper functioning of the Board as a governing body to be in an irreparable state of disarray and disrepair—that I resign effective immediately from the Board of Directors of Aura.

Very truly yours,

/s/ Sal Díaz-Verson

Sal Díaz-Verson

cc:   Dr. Alfred Balister
    Neal Meehan
    John Pincavage
    Ed Soyster
    Izhar Fernbach
    Adi Harari
    Billy Anders